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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68750

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Berkery Noyes Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__245 Park Avenue, 16th Floor__
(No. and Street)

__New York__   __NY__   __10167__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Martin Magida__   __(212) 668-3355__   __martin.magida@bnsecurities.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PKF O'Connor Davies, LLP__
(Name – if individual, state last, first, and middle name)

__245 Park Avenue, 12th Floor__   __New York__   __NY__   __10167__
(Address)   (City)   (State)   (Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Magida _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Berkery Noyes Securities, LLC _____, as of December 31 _____, 20 21 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

President & Chief Compliance Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Berkery Noyes Securities, LLC

Annual Report

December 31, 2021

Berkery Noyes Securities, LLC

Index to Annual Report
December 31, 2021

Berkery Noyes Securities, LLC
245 Park Avenue, 16th Floor
New York, NY 10167
212.668.3355

SEA Rule 15c3-3 Exemption Report
December 31, 2021

In accordance with the FINRA membership agreement applicable to Berkery Noyes Securities, LLC (the "Company") it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with the exemptive provision of SEA Rule 15c3-3 and has been so throughout the year ended December 31, 2021 without exception.

/s/ MARTIN MAGIDA

Martin Magida
President and Chief Compliance Officer
Date: March 21, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Berkery Noyes Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Berkery Noyes Securities, LLC (the "Company"), as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Emphasis of Matters

As more fully described in Notes 1, 2 and 4 to the financial statements, the Company has material transactions with, and its future operations are dependent upon continued support from, its parent company, Berkery Noyes & Co., L.L.C. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2011.

March 21, 2022

Berkery Noyes Securities, LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$408,562
Warrants	20,100
Prepaid expenses and other assets	2,888
Total Assets	$431,550

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	2,100
Member's Equity	429,450
Total Liabilities and Member's Equity	$431,550

See notes to financial statements.

Berkery Noyes Securities, LLC

Statement of Operations
For the Year Ended December 31, 2021

REVENUES

Fee Income	$769,035
EXPENSES	
Salaries and benefits	352,121
Commissions	158,303
Professional fees	78,961
Regulatory expenses	28,317
Rent	22,113
Research	7,500
Other	7,205
Total Expenses	$654,520
Net Income	$114,515

See notes to financial statements.

Berkery Noyes Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Balance at January 1, 2021	$114,935
Net Income for the year	114,515
Capital Contributions from Parent	200,000
Balance at December 31, 2021	$429,450

See notes to financial statements.

Berkery Noyes Securities, LLC

Statement of Cash Flows
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$114,515
Adjustments to reconcile non-cash operating activities	
Non-cash revenues received (warrants)	(7,035)
Adjustments to reconcile net income to net cash provided by/(used for) operating activities	
Changes in operating assets and liabilities:	
Prepaid expenses and other assets	(310)
Net Cash provided by Operating Activities	107,170

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions from Parent	200,000
Net Change provided by Financing Activities	200,000
Net Change in Cash	307,170

CASH

Beginning of year	101,392
End of year	$408,562

SUPPLEMENTAL CASH FLOW INFORMATION

Interest Paid	$_____ -
Taxes Paid	$_____ -

See notes to financial statements.

Berkery Noyes Securities, LLC

Notes to Financial Statements
December 31, 2021

1. Description of Business

Berkery Noyes Securities, LLC (the "Company") was formed under the New York State's Limited Liability Company Law on July 4, 2010 as a wholly-owned subsidiary of Berkery Noyes & Co., LLC (the "Parent"). The Company was formed to engage in merger and acquisition services, private placements of securities and the selling of tax shelters or limited partnerships in primary markets.

On November 16, 2011, the Financial Industry Regulatory Authority (FINRA) granted the application of the Company for membership. The Membership agreement (the "Agreement") which the Company filed will remain in effect and bind the Company and all of its successors to ownership or control unless the Agreement is changed, removed or modified pursuant to applicable FINRA rules.

The Company has funded operations with capital contributions from its Parent. The Company's future operations are dependent upon continued support from the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company follows the guidance of ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance under ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance

requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Fee income for advisory arrangements is generally comprised of success fees, which are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Certain contracts call for consulting services whereby revenue is recognized over time as the performance obligations are simultaneously satisfied by the Company and consumed by the customer. In some circumstances, significant judgement may be needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. During the year ended December 31, 2021, the Company recognized $769,035 in revenues including $57,035 from consulting services and $712,000 as a success fee as management determined that the required performance obligations were satisfied during the year. $7,035 of consulting fees was in the form of warrants received during 2021 from a client in lieu of cash. The Company has five open contracts at year end for which they have not received any compensation or deferred any revenue during the year ended December 31, 2021.

Fair Value Measurements

The Company follows U.S. GAAP guidance on Fair Value Measurements which defines that fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets, Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. The fair value of the Company's warrants valued using Level 3 inputs, was $20,100 at December 31, 2021. The warrants were valued using the Black Scholes method, using a stock price of $.20, exercise price of $.30, 5-year term, risk free rate of 1.7% and volatility of 50% as input variables. There were no transfers of investments into or out of Level 3 during the year ended December 31, 2021.

Cash and Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist of cash. The Company places its cash with high credit quality

Berkery Noyes Securities, LLC

Notes to Financial Statements
December 31, 2021

financial institutions. As a consequence, concentration of credit risk is limited. At times the balance may be in excess of the insured limit.

Income Taxes

As a single member LLC, the Company is treated as a disregarded entity and is not a taxpaying entity for Federal, New York State or New York City income tax purposes. Accordingly, the Company does not record a provision for income taxes. Income or loss of the Company is taxed to its member. Management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition.

Financing and Liquidity

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-2015 (ASU 2014-15), "Presentation of Financial Statements- Going Concern." The amendments in this update provide guidance concerning management's responsibility to evaluate an entity's ability to continue as a going concern and to provide related footnote disclosures.

The Company has historically been reliant on Parent capital contributions to continue as a going concern. Management expects Parent capital contributions to continue through 2023, if and when necessary, while new employees are added, and profitable new business is generated. The Parent has represented that it will continue to support the Company through 2023.

Subsequent Events

The Company's management has evaluated subsequent events for adjustments to and disclosure in the financial statements through the date that the financial statements were available to be issued which date is March 21, 2022. The Company determined that there were no subsequent events that require disclosure or adjustment to the financial statements.

3. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2021, the Company had Net Capital, of $406,462 which was $401,462 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .0052 to 1.

4. **Related Party Transactions**

Revenues & Expenses

The Company occupies office space in which the Parent is the lessee. In turn the Company has a sublease agreement with the Parent that can be terminated upon 30 days' notice to the Parent. Accordingly, the Company is not subject to ASC 842 (Leases). For the year ended December 31, 2021, the Company made rental payments totaling $22,113 to the Parent.

The Parent allocates employee compensation, including benefits, to the Company based upon management's best estimate of the time attributable to employees who work on the Company's matters. During 2021, total compensation allocated to the Company was $352,121.

As part of ongoing business development efforts, the Parent and the Company refer business opportunities to each other for review and consideration. For the year ended December 31, 2021, the Company paid $138,278 in commissions to the Parent in connection with an advisory deal which are included in Commissions on the Statement of Operations.

Capital Activity

During the year 2021, the Parent contributed $200,000 as cash capital to the Company. See Note 1.

5. **Commitments and Contingencies**

The Company enters into contracts with clients that do not contain any commitments and contingencies. The contracts do not have any provision for the Company to indemnify its clients. At December 31, 2021, there were no material commitments of contingencies that require adjustment or disclosure to these financial statements.

Berkery Noyes Securities, LLC

Supporting Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

December 31, 2021

Berkery Noyes Securities, LLC

Computation of Net Capital and Ratio of Aggregate Indebtedness to Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA")
December 31, 2021

NET CAPITAL

Total Member's Equity from Statement of Financial Condition	$429,450
Deductions	
Non-allowable assets:	
Warrants	20,100
Prepaid expenses and other assets	2,888
Net Capital	406,462

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital over minimum requirement	$401,462

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness liabilities	$2,100
Percent of aggregate indebtedness to net capital	0.52%

**RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
SEA RULE 15C3-1**

There are no material differences between the above calculation and the Calculation included in the Company's unaudited most recent FOCUS Report as of December 31, 2021

See Report of Independent Registered Public Accounting Firm

Berkery Noyes Securities, LLC

Computation for Determination of Reserve Requirements
Pursuant to SEA Rule 15c3-3
December 31, 2021

The Company is exempt from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO SEA RULE 15c3-3.
As of December 31, 2021

The Company is engaged in private placements of securities and carries no customer accounts on its books nor had possession of customer securities.

See Report of Independent Registered Public Accounting Firm

**Report of Independent Registered
Public Accounting Firm on Review of the
SEA Rule 15c3-3 Exemption Report**



PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

<u>Report of Independent Registered Public Accounting Firm on
Review of the SEA Rule 15c3-3 Exemption Report</u>

To the Managing Member
Berkery Noyes Securities, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Berkery Noyes Securities, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i), (the "exemption provision"); and (2) the Company stated that it does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with the exemptive provision of SEA Rule 15c3-3 and has been so throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

March 21, 2022

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Berkery Noyes Securities, LLC
245 Park Avenue, 16th Floor
New York, NY 10167
212.668.3355

SEA Rule 15c3-3 Exemption Report
December 31, 2021

In accordance with the FINRA membership agreement applicable to Berkery Noyes Securities, LLC (the "Company") it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with the exemptive provision of SEA Rule 15c3-3 and has been so throughout the year ended December 31, 2021 without exception.

/s/ MARTIN MAGIDA

Martin Magida
President and Chief Compliance Officer
Date: March 21, 2022